Filed by Pinnacor Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: Pinnacor Inc.
                                                  Commission File No.: 000-30309


On July 23, 2003, Kirk Loevner, Chairman and CEO of Pinnacor Inc., sent a letter to all Pinnacor employees in connection with Pinnacor entering into an Agreement and Plan of Merger with MarketWatch.com, Inc. The text of the letter follows.


I have some exciting news to share with you today.

Today we signed an agreement to be acquired by MarketWatch.com. As you know, MarketWatch is a leading online publisher of business news and information. In addition to offering financial reporting and investment tools through its two Web sites -- MarketWatch.com and BigCharts.com -- MarketWatch licenses content and tools for brokerages and other online businesses. MarketWatch also produces a syndicated television program, airs financial reports over The CBS Television Network and provides updates for hundreds of radio stations around the country.

By combining our people, products, content and customers, MarketWatch.com and Pinnacor will become the market-leading provider of online business and financial news, information and applications to banks, brokerages, insurance companies, media companies, Internet portals, ISPs and wireless carriers. Both management teams believe the combined organization will be well-equipped for long-term success in an increasingly competitive and growing financial market.

We have scheduled a Town Hall meeting today at 12:30 p.m. EDT, during which time you will be provided with additional details about the acquisition. At that time, I'll also introduce to you Kathy Yates, MarketWatch.com president and COO.

Moving forward, we will be implementing a transition plan to that will be co-developed by senior management from Pinnacor and MarketWatch.com, which I will detail later today. However, please remember that this transaction is subject to SEC and shareholder approvals. While we work over the coming months to formally close the deal, we will remain two separate, autonomous companies and need to ensure that we maintain the highest level of service to our customers as we integrate the companies. It is critical that you do not contact MarketWatch.com customers or partners without prior authorization from your division executive.

Please do not answer questions directly from the media or investment community about the acquisition; all calls should be forwarded to Rowan Hajaj (investors) or Therese Bruno (press) as appropriate.

I am personally excited about this combination and believe this is the best path forward for our company. I look forward to sharing my perspective about the potential this agreement offers our employees, our company and our shareholders.

Kirk
Kirk Loevner
Chairman and CEO, Pinnacor


Additional Information About the Merger and Where to Find It

MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.


Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.